UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-50140

CUSIP NUMBER
00087F 10 2

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR

For Period Ended: September 30, 2009
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

ACL Semiconductors Inc.
Full Name of Registrant

Former Name if Applicable

B24-B27, 1/F., Block B, Proficient Industrial Centre,
6 Wang Kwun Road, Kowloon Bay
Address of Principal Executive Office (Street and Number)

Kowloon, Hong Kong
City, State and Zip Code

PART II—RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort and expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[x]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III—NARRATIVE

State below, in reasonable detail, the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

(Attach extra Sheets if Needed)

The financial statements necessary to file the Form 10-Q in a timely fashion are not completed, and the Registrant cannot do so in a timely manner without unreasonable burden and expense.

PART IV—OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Kenneth Lap-Yin Chan	011- (852)	2799-1996
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A.

ACL Semiconductors Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 16, 2009	By	/s/ Kenneth Lap-Yin Chan
Name: Kenneth Lap-Yin Chan
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

          ACL Semiconductors, Inc. (“we” or “us”) anticipates that it will report significant changes in its results of operations for the three and nine months ended September 30, 2009 as compared to the same period in the prior fiscal year.

          Based on information available to us at this time, net sales increased from approximately $51.3 million and $149.5 million in the three and nine months ended September 30, 2008, respectively, to approximately $73.6 million and $209.1 million in the three and nine months ended September 30, 2009, respectively, cost of sales increased from approximately $49.6 million and $145.9 million in the three and nine months ended September 30, 2008, respectively, to approximately $71.9 million and $202.4 million in the three and nine months ended September 30, 2009, respectively, operating expenses increased from approximately $0.9 million and $2.5 million in the three and nine months ended September 30, 2008, respectively, to approximately $1.7 million and $4.1 million in the three and nine months ended September 30, 2009, respectively, and other expenses decreased from approximately $0.2 million and $0.8 million for the three and nine months ended September 30, 2008, respectively, to other income of approximately $0.7 million and $0.6 million for the three and nine months ended September 30, 2009, respectively, resulting in a decrease of net income from approximately $0.53 million for the three months ended September 30, 2008 to approximately $0.46 million for the three months ended September 30, 2009 and an increase in net income from approximately $0.3 million for the nine months ended September 30, 2008 to approximately $2.5 million for the nine months ended September 30, 2009.

          The increase in net sales was attributable principally to increased demand and resulting higher sales prices for memory products in the PRC market, especially for Nand Flash, DRAM and Graphic RAM products while the increase in cost of sales was mainly due to a corresponding increase in net sales. The increase in operating expenses was attributable principally to increased sales and marketing efforts, the default by an unrelated customer, that went into liquidation, for an account receivable of approximately $0.7 million and increases in compensation paid to our employees and executives. The decrease in other expense was mainly due to the receipt of insurance proceeds of approximately $0.7 million for the aforementioned customer that went into liquidation as well as a decrease in interest expense as a result of the reduction in the use of letters of credit to obtain goods from suppliers.

          The foregoing is qualified in its entirety by reference to our unaudited financial statements for the three months and nine months ended September 30, 2009, to be filed in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.